Mail Stop 3561

October 26, 2006

Via U.S. Mail

Steve Kelly
President
One Earth Energy, LLC
1306 West 8th Street
Gibson City, Illinois 60936

Re: One Earth Energy, LLC
   Amendment no. 2 to Registration Statement on Form SB-2
   Filed October 13, 2006
   File No. 333-135729

Dear Mr. Kelly,

   We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments. Please note that page references are to the marked copy you provided to us.

Registration Statement
Our Financing Plan, page 4

1. We note your response to prior comment 11 of our letter dated October 2, 2006. Please revise the first paragraph of this section to disclose that the $105,997,000 construction price assumes the use of non-union labor. We note your disclosure on page 13. Also, please briefly summarize here your disclosure that appears on page 14 and 66. For instance, please disclose that if you are required to use union labor, your construction costs would increase substantially. Briefly discuss your various financing options.

2. We note your response to prior comment 4. Please confirm to us that each state has communicated to you that it will not restrict your offering.

We may need to increase cost estimates, page 13

3. We note the statement in the first new paragraph on page 14 that you might file a post-effective amendment to increase the number of units. Please be advised that you cannot add securities in a post-effective amendment. Revise accordingly.

Experts, page 94

4. Please revise to indicate that the Exhibit 8.1 opinion is on the tax consequences, not about the validity of disclosure.

Exhibit 5.1

5. We note your response to prior comment 15, and note your statement on page 2 that your opinions are based on the "known facts" and the above documents "as they exist on the date of this letter." Please delete the reference to the known facts and either omit the second phrase or file a revised opinion on your requested effective date. Please be aware that we will need to review the signed legal opinion prior to the registration statement being declared effective.

Exhibit 8.1

6. Please revise the first sentence of the fourth paragraph to state, if true, that the discussion in the prospectus about tax consequences "is" your opinion. Also revise the first sentence of the fourth paragraph under Federal Income Tax Consequences of Owning Our Shares on page 86 to state that the discussion is your opinion.

7. Also revise the fifth paragraph of your opinion to delete the subjective reference to "known facts" and either omit the rest of the sentence containing that reference or refile an opinion dated the date of effectiveness.

* * * * *

As appropriate, please amend the registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Beverly Singleton at (202) 551-3328 or Margery Reich at (202) 551-3347 if you have questions regarding comments on the financial statements and related matters. Please contact Rolaine Bancroft at (202) 551-3313 or me at (202) 551-3755 with any other questions.

Regards,

Max A. Webb
Assistant Director

cc: Christopher R. Sackett, Esq.
     Brown, Winick, Graves, Gross, Baskerville & Schoenebaum, P.L.C.
     via facsimile: (515) 283-0231